UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 2003


                          Carmel Container Systems Ltd.
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                 (Translation of registrant's name into English)


      2 Chalamish Street, Caesarea Industrial Park, Caesarea, Israel 38900
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

          The following is included in this Report on Form 6-K:

          1. Notice and Proxy Statement concerning the Company's 2003 shareholders annual general meeting.























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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Carmel Container Systems Ltd.

Date: October 7, 2003                      By   /s/ Daniel Attias
                                               --------------------------------
                                               Name:  Daniel Attias
                                               Title: Chief Financial Officer






















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